Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated March 17, 2015 relating to the consolidated financial statements of Sandstorm Gold Ltd. (“Sandstorm”) and the effectiveness of Sandstorm’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Sandstorm for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 17, 2015